Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.276.011 www.chc.ca
PRESS RELEASE

CHC to deploy an additional SAR EC225 in the North Sea

VANCOUVER, November 15, 2007/Marketwire - CHC Helicopter Corporation (“CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) announced today it has secured a contract renewal and upgrade with StatoilHydro ASA (“StatoilHydro”) for the provision of one Eurocopter EC225 all-weather search and rescue helicopter in support of StatoilHydro’s offshore operations in the North Sea.

The helicopter will be based at StatoilHydro’s Oseberg field and is an addition to the contract awarded in June 2007, in which CHC agreed to provide two EC225 all-weather search and rescue helicopters. The 7.5 year contract term will commence in October 2008, with additional options for up to four years.

CHC currently operates one all-weather search and rescue Eurocopter AS332L1 for StatoilHydro’s Oseberg field. The AS332L1 currently operating will continue to operate as part of this new agreement, until the new EC225 arrives in late 2009. At that time, CHC will operate a total of three all-weather search and rescue EC225s for StatoilHydro in Norway.

This contract extension and upgrade is valued at approximately $115 million (all figures in Canadian dollars) over the contract term (excluding option periods).

CHC is the world’s largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

Forward Looking Statements

Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied. While these projections and other statements represent our best current judgment, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.

CHC Helicopter Corporation T 604.276.7500 F 604.276.011 www.chc.ca
PRESS RELEASE

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Rick Davis
Senior Vice President and Chief Financial Officer
(604) 279-2471 or (778) 999-0314